UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-6790
Report for Period: July 1, 1999 to December 31, 1999


In the Matter of:

CSW LEASING, INC.
CENTRAL AND SOUTH WEST CORPORATION

    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Leasing, Inc. (CSW Leasing) a subsidiary of Central and South West Corporation (CSW) authorized to participate in leveraged leasing transactions. Under HCAR 23578 dated January 22, 1985, it is required that CSW Leasing file semiannual reports providing: 1) the amount of rental income received during the reporting period; 2) a general description of the types of property under the leveraged lease; and 3) the amount of equity contributions made by CSW to CSW Leasing during the reporting period.

1)  The amount of rental income received during the reporting period.

    During the period July 1, 1999 through December 31, 1999, $11,317,545 of rental income was received by trustees from leveraged leases for the benefit of CSW Leasing.

2)  A general description of the types of property under the leveraged lease.

    As of December 31, 1999, CSW Leasing had five leveraged leases on various commercial aircraft.

3) The amount of equity contributions made by CSW to CSW Leasing during the reporting period.

    None.

                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Leasing, Inc. has duly caused this report to be signed on its behalf on this 25th day of February 2000.

                                            CSW LEASING, Inc.


                                            /s/  Lawrence B. Connors
                                            ---------------------------
                                                 Lawrence B. Connors
                                                 Controller